UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ______________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. ___)(1)

           NOMADIC COLLABORATION INTERNATIONAL, INC. (Name of Issuer)

                  Common Shares (Title of Class of Securities)

                           65531Q 10 3 (CUSIP Number)

                          Robert Melvin Douglas Cross
                              c/o Macluan Capital
                          Suite 940-1040 West Georgia
                             Vancouver, BC V6E 4H1
                                  604-688-6668

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                With copies to:
                                   Virgil Hlus
                                  Clark, Wilson
                          800 - 885 West Georgia Street
                             Vancouver, BC V6C 3H1
                                 (604) 687-5700

                                  April 8, 2002

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five
copies of the schedule,  including all exhibits.   See Rule 13d-7(b)  for other
parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

        (Pg 2 of 4)

CUSIP Number 65531Q 10 3

(1)  NAMES OF REPORTING PERSONS
     Robert Melvin Douglas Cross
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     No. IRS Identification Number-Not Applicable

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Yes [ ]  No [X]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS*
     SC

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e) [   ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      (7)  SOLE VOTING POWER        7,389,447
      (8)  SHARED VOTING POWER              0
      (9)  SOLE DISPOSITIVE POWER   7,389,447
      (10) SHARED DISPOSITIVE POWER         0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,389,447

(12) CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 1)

(14) TYPE OF REPORTING PERSON*
     INDIVIDUAL, NATURAL PERSON

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock"), of Nomadic Collaboration International, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive offices is Suite 600 - 2107 N. First Street, San Jose, California 95131.

Item 2. Identity and Background.

The name, place of organization and business/principal address of the reporting person is Robert Melvin Douglas Cross, an individual citizen of Canada ("Mr. Cross" or the "Reporting Person"). His address is c/o Macluan Capital, Suite 940-1040 West Georgia, Vancouver, BC V6E 4H1. The Reporting Person' principal business is personal investing.

The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (Pg 3 of 4)

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person was issued 7,389,447 shares of the Issuer (the "Acquisition Shares") representing 36.2%, on April 8, 2002, in exchange for the sale and transfer of 427,500 common shares in Omnitrix Technologies, Inc. ("Omnitrix"), and 920,527 Series A Preferred shares in Omnitrix, in accordance with an acquisition agreement entered into on April 8, 2002. Pursuant to the terms of the Acquisition Agreement, the Issuer acquired all of the outstanding shares of the Company in consideration for the issuance of an aggregate of 10,000,000 of the Issuer's common shares. Upon completion of the acquisition, Omnitrix became a wholly-owned subsidiary of the Issuer.

Item 4. Purpose of Transaction.

In accordance with the terms of a letter agreement dated April 8, 2002 and (the "Acquisition Agreement") with the Issuer and the Reporting Person, the Issuer acquired all of the issued and outstanding securities of Omnitrix. As consider-ation for the purchase of 100% of the outstanding shares of Omnitrix, the Issuer has issued 10,000,000 shares of common stock from treasury at a deemed price of $.0001 per share for the acquisition of which 7,389,447 were received by the
 Reporting Person. Immediately prior to the acquisition, the Issuer had 10,000,000 shares of common stock outstanding. Upon closing of the acquisition, the Reporting Person owned approximately 36.2% of the issued shares of the Issuer in consideration for the transfer of 7,389,447 shares of Omnitrix.

The Reporting Person has acquired the Shares for investment purposes. The Reporting Person reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Other than as set forth above, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) any material change in the present capitalization or dividend policy of the Issuer;
     (f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;




        (Pg 4 of 4)

Item 5. Interest in Securities of the Issuer.

     (a) The number of shares of Common Stock beneficially owned by the Reporting Person is 7,389,447, comprising approximately 36.2% of the outstanding shares of Common Stock as at April 8, 2002..
     (b) The Reporting Person has sole voting and sole dispositive power with respect to 7,389,447 shares beneficially owned by it.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships with respect to the securities to which the Reporting Person is a party or subject.

Item 7. Material to be Filed as Exhibits.

None.


                                     SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


/s/ Robert Melvin Douglas Cross
Signature

Robert Melvin Douglas Cross
Name

Dated: November 21, 2002